

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

June 11, 2007

Via U.S. Mail and facsimile to 44 20 7367 1650

Mark S. Bergman, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
Alder Castle, 10 Noble Street
London EC2V 7JU
United Kingdom

> **Re:** **Asia Satellite Telecommunications Holdings Limited**
> **Schedule TO/13E-3**
> **Filed May 25, 2007**
> **File No. 05- 50088**

Dear Mr. Bergman:

We have reviewed the above referenced filing and have the following comments. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO/13E-3

1. Item 10 requires the financial statements of the offeror, if material. We note that you have incorporated the financial information of the company in response to this item. Please revised to include the required financial information or advise. We may have further comment.

2. We note that the company has requested confidential treatment of portions of Exhibit (d)(1). Please revise the index list to so indicate. Please note that we may have additional comments on the confidential treatment request in a separate letter.

As appropriate, please amend your filing. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3265. You may also contact me via facsimile at (202) 772-9203.

Very truly yours,

Pamela Carmody
Special Counsel
Office of Mergers & Acquisitions